FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) GlaxoSmithKline plc ('GSK') was advised on 6 October 2014, of changes in the interests of the following Directors and Persons Discharging Managerial Responsibility, following increases in their notional interests in Ordinary Shares and American Depositary Shares (ADSs), at a price of 1414.00 pence per Ordinary Share and $45.90 per ADS, following the re-investment of dividends paid on Ordinary Shares and ADSs held in the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

Director/PDMR	Number of Ordinary Shares acquired under the personal contribution element of the plan	Number of Ordinary Shares acquired under the matching element of the plan (GSK contribution)
Sir Andrew Witty	1,994	1,994
Mr S Dingemans	877	877
Mr S M Bicknell	199	199
Mr R G Connor	224	224
Mr S A Hussain	113	113
Mr D S Redfern	426	426
Ms C Thomas	322	322
Mr P C Thomson	65	65
Dr P J T Vallance	935	935
Ms E Walmsley	516	516

Director/PDMR	Number of ADSs acquired under the personal contribution element of the plan	Number of ADSs acquired under the matching element of the plan (GSK contribution)
Dr M M Slaoui	816	816
Mrs D P Connelly	157	157
Mr W C Louv	197	197
Mr D E Troy	361	361

The notional dividends accrued will be paid out in proportion to the percentage of the participant's deferred annual bonus holdings that will vest following the end of the relevant measurement period.

V A Whyte
Company Secretary

6 October 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 06, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc